# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oportun Financial Corp, CIK 0001538716
CUSIP: 68376D104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2 CIRCLE STAR WAY, SAN CARLOS, California (CA), 94070
Date of event which requires filing of this statement: 05/05/2025
Amends the filing with accession number 0001193805-23-001534
Filed by CIK 0001776724
Persons authorized to receive notices and communications: Ryan Voerg, FINDELL CAPITAL MANAGEMENT LLC, 88 Pine Street, Suite 2240, New York, New York (NY), 10005, 646-907-5217; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Findell Capital Partners LP (CIK 0001776724): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,131,000; sole dispositive power 0; shared dispositive power 2,131,000; aggregate amount beneficially owned 2,131,000 (5.7% of the class)
- Finn Management GP LLC (CIK 0001830715): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,441,300; sole dispositive power 0; shared dispositive power 3,441,300; aggregate amount beneficially owned 3,441,300 (9.2% of the class)
- FINDELL CAPITAL MANAGEMENT LLC (CIK 0001814465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,441,300; sole dispositive power 0; shared dispositive power 3,441,300; aggregate amount beneficially owned 3,441,300 (9.2% of the class)
- Finn Brian (CIK 0001830717): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,441,300; sole dispositive power 0; shared dispositive power 3,441,300; aggregate amount beneficially owned 3,441,300 (9.2% of the class)
- Warren Wilcox: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Oportun Financial Corp
Address of issuer's principal executive offices: 2 CIRCLE STAR WAY, SAN CARLOS, California (CA), 94070
Comment: The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (the "Amendment No. 8"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

## Item 2. Identity and Background
Name of person filing:
Item 2 (a) is hereby amended and restated to add the following:

On May 5, 2025, FCP withdrew its nomination of Sandra Bell as a nominee for election to the Board at the Annual Meeting. In connection therewith, Ms. Bell ceased to be a member of the Section 13(d) group, ceased to be a party to the Joint Filing and Solicitation Agreement, as defined and described in Item 6 of Amendment No. 7 to the Schedule 13D, and ceased to be a Reporting Person hereunder. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons shall remain party to the Joint Filing and Solicitation Agreement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

FCM invested a total of $12,568,568, including brokerage commissions, to purchase 3,441,300 Shares. The source of funds was FCM's capital available for investment. FCM may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On May 5, 2025, the Reporting Persons issued a press release and open letter (the "May 5 Letter") to the stockholders of the Issuer in which the Reporting Persons announced the launch of their campaign website, wwwOpportunityAtOportun.com, and disclosed their intention to solicit proxies for the election of Warren Wilcox to the Board of the Issuer at the Annual Meeting. The Reporting Persons stated in the May 5 Letter that, despite previous engagement efforts resulting in the appointment of two independent directors in 2024, they believe further change is necessary to address what they view as persistent operational underperformance, governance failures, and excessive influence by legacy directors and management. The Reporting Persons criticized the Issuer's current leadership, citing, among other things, the lack of lending experience amongst incumbent directors of the Board, increased operating expenses and value-destructive acquisitions. The Reporting Persons expressed their view that the addition of Mr. Wilcox, an industry veteran with extensive consumer finance experience, to the Board would reduce legacy director influence and help the Board better oversee management and enhance stockholder value.

The foregoing description of the May 5 Letter does not purport to be complete and is qualified in its entirety by reference to the May 5 Letter, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On May 7, 2025, FCP filed its preliminary proxy statement with the Securities and Exchange Commission in connection with its solicitation for the election of Warran Wilcox to the Board at the Annual Meeting.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons beneficially owned 3,441,300 Shares in the aggregate, representing approximately 9.2% of the outstanding Shares, including (i) 2,131,000 Shares held directly by FCP, representing approximately 5.7% of the outstanding Shares, and (ii) 1,310,300 Shares held in certain separately managed accounts. The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon 37,498,727 Shares outstanding, as of April 23, 2025, which is the total number of Shares outstanding as reported in Amendment No. 1 to the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2025.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Since the filing of Amendment No. 7 to the Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares, except as set forth on Exhibit 1.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in the Securities.

99.1 - May 5 Letter.

## Signatures
- Findell Capital Partners LP: /s/ Brian A. Finn, Brian A. Finn, Managing Member of Finn Management GP LLC, its General Partner (05/07/2025)
- Finn Management GP LLC: /s/ Brian A. Finn, Brian A. Finn, Managing Member (05/07/2025)
- FINDELL CAPITAL MANAGEMENT LLC: /s/ Brian A. Finn, Brian A. Finn, Member (05/07/2025)
- Finn Brian: /s/ Brian A. Finn, Brian A. Finn (05/07/2025)
- Warren Wilcox: /s/ Warren Wilcox, Warren Wilcox (05/07/2025)